Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CVS CAREMARK CORPORATION

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

A. The name of the corporation (hereinafter referred to as the “Corporation”) is CVS CAREMARK CORPORATION. The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware is August 22, 1996.

B. At a meeting of the Board of Directors of the Corporation on March 10, 2010, resolutions were duly adopted approving the following proposed amendment of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation and declaring said amendment to be advisable. The proposed amendment was as follows:

Article NINTH of the Corporation’s Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

NINTH: Special meetings of the stockholders may be called (i) by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer of the Corporation or (ii) upon written request from holders of record of at least 25% of the voting power of the outstanding capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, filed with the Secretary of the Corporation and otherwise in accordance with the By-laws, and may not be called by any other person or persons. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock or Preference Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, to the extent provided in Article FOURTH (or pursuant to the terms of the resolution or resolutions adopted by the Board of Directors pursuant to ARTICLE FOURTH hereof), special meetings of holders of such Preferred Stock or Preference Stock.

C. Thereafter, pursuant to a resolution of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held, on May 12, 2010 upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

D. The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

E. The effective date of the amendment shall be May 12, 2010.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by David M. Denton, an authorized officer of the Corporation, this 12th day of May, 2010.

CVS CAREMARK CORPORATION

By:	/s/ David M. Denton
David M. Denton
Executive Vice President & Chief Financial Officer